For Immediate Release

QSound Launches QDVD Plug-in For InterVideo's WinDVD

CALGARY, CANADA - February 5, 2003: QSound Labs, Inc. (NASDAQ: QSND), a leading supplier of audio software solutions, and InterVideo, Inc., a leading provider of software for movies, music and DVDs, today announced the immediate availability of the QDVD plug-in for InterVideo's popular DVD player, WinDVD. QDVD is available for download from both QSound's and InterVideo's web sites for $14.95 US.

QDVD is based on QSound's High Definition audio library (QHD). At the heart of QHD(tm) is QSound's best-selling audio expansion technology, QXpander(R), which takes the existing mono or stereo sound information and applies 3D processing proportionately to it, resulting in two-channel stereo output with a dramatically wider perceived sound field. QHD uses QSound's QRumble(tm) and QSizzle(tm) to restore both punch and brilliance to music, bringing the "warmth" of analogue playback to digital audio files. QDVD also features QSound's newly developed "Dialog Enhancer", which allows users to improve the dialog intelligibility independent of the remaining soundtrack, addressing the problem of muffled or masked dialog due to competing audio effects.

"WinDVD is the perfect showcase for QHD technology," said David Gallagher, President and CEO, QSound Labs. "The combination of InterVideo's leading video technology and QSound's superior audio processing makes for an extremely compelling user experience."

InterVideo's WinDVD is a software-only DVD player for personal computers, that allows users to playback DVD movies, interactive DVD titles, MPEG audio and video, and audio CDs without the need for an expensive hardware decoder card. WinDVD has received praise from many leading trade magazines in the PC and DVD industry for its "remarkably pure DVD audio and video" and "impressive playback" capabilities.

"InterVideo is committed to providing the absolute best audio and video DVD experience for our users," said Steve Ro, CEO of InterVideo. "QSound's QDVD is a superb add-on for DVD movie fans who want clear, rich audio. The QDVD plug-in is a perfect addition for WinDVD users and works great whether you have WinDVD 3, WinDVD 4 or WinDVD Platinum."

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has evolved into one of the world's leading audio technology companies and an e-commerce solution provider. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. The Company's cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. To hear 3D audio demos and learn more about QSound, visit our web site at www.qsound.com.

About InterVideo, Inc.

InterVideo is a leading provider of DVD software and offers a broad suite of advanced digital video and audio multimedia software products that allow users to record, edit, author, distribute and play digital multimedia content on PCs and consumer electronics devices. InterVideo's software is bundled with products sold by eight of the top ten PC manufacturers, ranked in terms of sales by IDC, including Dell Products L.P., Fujitsu Limited, Fujitsu Siemens Computers GmbH, HP, Medion AG, Sony Corporation and Toshiba Corporation. The company is headquartered in Fremont, CA and with regional offices in Europe, Taiwan and Japan. For more information contact InterVideo at (510) 651-0888 or visit the web site at www.intervideo.com.

For More Information, Please Contact:

Investor Relations
Paula Murray
Phone: 954-796-8798
Fax: 954-796-9312
paula.murray@qsound.com

Media Relations
Jody Alexander
Phone: 403-291-2492
Fax: 403-250-1521
jody.alexander@qsound.com

InterVideo: PR Manager
Chris Cutter
Phone: 508-982-8708
chris@intervideo.com

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, introduction of new products. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with consumer acceptance of the Company's products, the Company's ability to carry out its business strategy and marketing plans, including availability of sufficient resources for the Company to do so timely and cost effectively, dependence on intellectual property, rapid technological change and competition, and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.